UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HSW INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

40431N 10 4

(CUSIP Number)

Christina Wadyka, Esq.

Discovery Communications Holding, LLC

One Discovery Place

Silver Spring, MD 20910

(240) 662-5562

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HowStuffWorks, Inc. 56-2161028
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 shares
8. Shared Voting Power 23,440,727 shares (See Note 1 below)
9. Sole Dispositive Power 0 shares
10. Shared Dispositive Power 23,440,727 shares (See Note 1 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,440,727 shares (See Note 1 below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 47.0% (See Note 1 below)
14.	Type of Reporting Person (See Instructions) CO

Note 1:	Includes a warrant to purchase 500,000 shares of HSW International, Inc. Common Stock, as described in Item 6 below.

CUSIP No. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Discovery Communications Holding, LLC 52-1737252
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 shares
8. Shared Voting Power 23,440,727 shares (See Note 1 below)
9. Sole Dispositive Power 0 shares
10. Shared Dispositive Power 23,440,727 shares (See Note 1 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,440,727 shares (See Note 1 below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 47.0% (See Note 1 below)
14.	Type of Reporting Person (See Instructions) OO

Note 1:	Includes a warrant to purchase 500,000 shares of HSW International, Inc. Common Stock, as described in Item 6 below.

This Amendment No. 3 to Schedule 13D is being filed jointly by HowStuffWorks, Inc. (“HSW”) and Discovery Communications Holding, LLC (“Holding”). On December 17, 2007, HSW became a wholly owned subsidiary of Discovery Communications, LLC (“Discovery”), which is a wholly owned subsidiary of Holding, as a result of the consummation of the transactions contemplated by the HSW Merger Agreement described in Item 4 below. As a result, Holding may be deemed to beneficially own indirectly the shares of the common stock, $0.001 par value (the “Common Stock”) of HSW International, Inc., a Delaware corporation (“HSWI”), beneficially owned by HSW.

The Schedule 13D filed by HSW on October 15, 2007, as amended and supplemented by Amendment No. 1 filed on November 15, 2007 and by Amendment No. 2 filed on December 28, 2007, is hereby amended and supplemented by HSW and Holding as set forth below in this Amendment No. 3.

Item 7.	Material to Be Filed as Exhibits

A redacted version of the HSW Merger Agreement was filed as Exhibit 7.2 in connection with Amendment No. 1 to Schedule 13D filed on November 15, 2007 and HSW requested confidential treatment of such redacted provisions in its request letter, dated November 16, 2007, to the Securities and Exchange Commission. The request for confidential treatment was withdrawn on January 10, 2008. The disclosure in Item 7 is hereby amended by deleting Exhibit 7.2 filed on November 15, 2007 and replacing it in its entirety with the unredacted HSW Merger Agreement being filed as Exhibit 7.2 hereto and adding Exhibit 7.6.

Exhibit Number	Description
7.2	Agreement and Plan of Merger by and among HowStuffWorks, Inc., HSW MergerSub, Inc., Discovery Communications, LLC and the HSW Stockholders’ Representative, dated as of October 14, 2007

7.6	Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2008	HowStuffWorks, Inc.

	By:	/s/ Jeff Arnold
	Name:	Jeffrey T. Arnold
	Title:	President and Treasurer

Date: January 10, 2008	Discovery Communications Holding, LLC

	By:	/s/ Christina Wadyka
	Name:	Christina Wadyka
	Title:	Senior Vice President and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
7.2	Agreement and Plan of Merger by and among HowStuffWorks, Inc., HSW MergerSub, Inc., Discovery Communications, LLC and the HSW Stockholders’ Representative, dated as of October 14, 2007

7.6	Joint Filing Agreement